December 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

RE:	Perma-Fix Environmental Services, Inc.
Registration Statement on Form S-3
File No. 333-283555
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Perma-Fix Environmental Services, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 12, 2024, or as soon thereafter as practicable.

Please call Jeanette Timmons of Steptoe & Johnson PLLC, counsel to the Company, at (405) 825-9058 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

By:	/s/ Ben Naccarato
Name:	Ben Naccarato
Title:	Executive Vice President and Chief Financial Officer

cc:	Irwin Steinhorn, STEPTOE & JOHNSON PLLC
Jeanette Timmons, STEPTOE & JOHNSON PLLC